Filed by CMGI, Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: CMGI, Inc.

Commission File No.: 000-23262

This filing relates to the proposed transactions between CMGI, Inc. (“CMGI”) and Modus Media, Inc. (“Modus Media”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 23, 2004 (the “Merger Agreement”), by and among CMGI, Westwood Acquisition Corp. and Modus Media. The Merger Agreement was filed with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by CMGI on March 24, 2004.

CMGI Announces New Senior Management Team for

Expanded Supply Chain Management Business

Pending completion of Modus Media acquisition, new team will oversee nearly $1 billion global business

Charlestown, MA – July 12, 2004 – CMGI, Inc. (Nasdaq: CMGI) today announced the senior management team for its expanded Supply Chain Management (SCM) business, which will be formed following the Company’s planned acquisition of Modus Media, Inc., expected to be completed on August 2, 2004. The team has been assembled to prepare for the integration of Modus with the supply chain management business of SalesLink, a subsidiary of CMGI, and will be finalized following completion of the Modus acquisition.

“Our combined management teams have collaborated to ensure the seamless coordination and integration of everything from our global IT systems to our combined sales infrastructure,” said George McMillan, President and CEO of CMGI. “Our overriding mission is to maintain superb customer service, focusing on the current and future needs of our global technology clients.”

Once finalized, this acquisition will create a combined business that provides solutions in seven distinct service offerings for technology based clients; including supply based management, sourcing and procurement, kitting and assembly, fulfillment, systems integration and development and reverse logistics. The global footprint of this company extends across 13 countries, covering all major global markets, including North America, Europe and Asia including five operational centers in mainland China.

“The combination of SalesLink and Modus creates an outstanding global company with distinct competitive advantages in the industry,” said McMillan. “I have had the opportunity to work closely with many executives from CMGI, SalesLink and Modus for the past 90 days and I am confident that this new management team has the most extensive, cumulative experience found anywhere in the supply chain management industry. I am thrilled that we have such a seasoned group of executives not only to lead this organization at its current size, but to propel its growth over the next decade.”

The executives that will comprise the management team of the combined business have been working together for the past three months to develop the integration plan. Subject to completion of the acquisition on August 2, 2004, the new SCM management team will include:

•	George McMillan, President and CEO. These responsibilities will be in addition to Mr. McMillan’s current position as President and CEO of CMGI.

•	Dan Beck, President of the Americas operations; Dolph Westerbos, President of Europe operations; and Ken Southerland, President of Asia-Pacific operations.

•	Pat Ring, Senior Vice President of Sales and Marketing.

•	Eric Kaufman, Vice President of Sales, America; Arno Millenaar, Vice President of Sales, Europe; Allen Fukada, Vice President of Sales, Asia-Pacific; Deb Keeman, Vice President of Marketing; Modus’ Account Management Team and Quin Rodriquez Vice President of Customer Care and Strategic Accounts.

•	Bryce Boothby, President of the Global Supply Base Management.

•	Jerry Kelly and Dennis Hughes, Co-Chief Information Officers.

•	Susan Lincoln, Senior Vice President of Human Resources

Tom Oberdorf, Chief Financial Officer, and Peter Gray, Executive Vice President and General Counsel will also join the new management team. Mr. Oberdorf’s and Mr. Gray’s new responsibilities will be in addition to their respective current positions as Chief Financial Officer and Executive Vice President and General Counsel of CMGI.

About CMGI

CMGI, Inc. (Nasdaq: CMGI) provides technology and commerce solutions that help businesses market, sell and distribute their products and services. CMGI offers industry-leading global supply chain management and distribution and fulfillment services. For additional information, see www.cmgi.com.

About SalesLink

SalesLink Corporation is a leading global provider of supply chain, marketing distribution and fulfillment services. Founded in 1976, SalesLink’s experience and unique technology offer clients customized services designed to minimize costs and maximize satisfaction. SalesLink’s services include forward supply chain management, reverse logistics, product packaging and assembly, print management, worldwide procurement and sourcing, inventory and warehouse management, outbound logistics and freight optimization, B2C product fulfillment and B2B e-commerce fulfillment, both directly and through its wholly owned subsidiary, SL Supply Chain Services International Corp. SalesLink is a wholly owned subsidiary of CMGI Inc. (Nasdaq: CMGI). For additional information, see www.saleslink.com.

About Modus

Modus is a leading business process outsource partner for integrated supply chain services around the globe. Leveraging a global technology infrastructure and process management expertise, Modus provides companies in the software, hardware, telecommunications, and broadband and wireless markets with supply chain solutions that improve their clients’ time-to-market, working capital management and distribution efficiencies. Modus services include end-user order management, product packaging and assembly, process and systems integration services, fulfillment and reverse logistics. Modus is headquartered in Westwood, MA and employs 3,500 people across its operations in 13 countries. For additional information, see www.modus.com.

Forward-looking Statements

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, for example, the expected benefits of the Modus acquisition, the anticipated integration of the supply chain management businesses and the expected growth of the combined entity. These statements are based on CMGI’s and Modus Media’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include (1) the possibility that financial forecasts of either party may not be achieved, including as to expected growth; (2) the possibility that the parties may be unable to satisfy all conditions to the merger; (3) problems may arise in successfully integrating and growing the businesses of the two companies; (4) the acquisition may involve unexpected costs; (5) the combined entities may be unable to achieve expected synergies or make expected future investments in the combined businesses; (6) the businesses may suffer as a result of uncertainty surrounding the acquisition; (7) management of the combined entity may face strain on managerial and operational resources as they try to oversee larger operations; and (8) other risks that are described in Securities and Exchange Commission (SEC) reports filed by CMGI. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by CMGI and Modus Media. CMGI and Modus Media assume no obligation and expressly disclaim any duty to update information contained in this communication except as required by law.

Additional Information About the Merger and Where to Find It

CMGI, Inc. has filed with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other relevant materials in connection with the proposed merger of a subsidiary of CMGI and Modus Media, Inc. The proxy statement/prospectus has been mailed by Modus to its stockholders along with related proxy materials for voting to approve the merger. Modus stockholders are urged to read the proxy statement/prospectus and the other relevant materials because they contain important information about CMGI, Modus and the merger. The proxy statement/prospectus and other relevant materials, and any other documents filed by CMGI with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, stockholders may obtain free copies of the documents filed with the SEC by CMGI by directing a request to: CMGI, Inc., Attn: Investor Relations, 425 Medford Street, Charlestown, MA 02129. Stockholders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the merger.

Contacts

Investors-Financial:

Tom Oberdorf

617-886-4523

ir@cmgi.com

Media:

Nicole Cottrill

Rasky Baerlein Strategic Communications

617-443-9933 x329

ncottrill@rasky.com

Scott MacKenzie

Rasky Baerlein Strategic Communications

617-443-9933 x327

smackenzie@rasky.com